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                             December 8, 2021

       Robert J. Laikin
       Chief Executive Officer
       Novus Capital Corporation II
       8556 Oakmont Lane
       Indianapolis, IN 46260

                                                        Re: Novus Capital
Corporation II
                                                            Amendment No. 1 to
Registration Statement on Form S-4
                                                            Filed November 24,
2021
                                                            File No. 333-260307

       Dear Mr. Laikin:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 10, 2021 letter.

       Form S-4/A filed November 24, 2021

       Certain U.S. Federal Tax Considerations of the Redemption and the Business Combination, page
       138

   1. We note your response to comment 1, and reissue our comment in part. You disclose that you intend for the
merger to qualify as a    reorganization    within the meaning of Section
                                                        368(a) of the Internal
Revenue Code. To the extent you believe that the merger qualifies as a reorganization
within Section 368(a) of the Internal Revenue Code, you must obtain a legal opinion
supporting such a conclusion. Otherwise, revise your disclosure here and elsewhere to state that
it is uncertain whether the merger will qualify as a tax-free reorganization and
describe the potential consequences to shareholders, including a summary of the tax
consequences if the merger fails to qualify as a 368(a) reorganization.
 Robert J. Laikin
Novus Capital Corporation II
December 8, 2021
Page 2
         Refer to Item 601(b)(8) of Regulation S-K.
        You may contact Beverly Singleton at (202) 551-3328 or Kevin Woody at
(202) 551-
3629 if you have questions regarding comments on the financial statements and related matters. Please contact Sergio Chinos at (202) 551-7844 or Sherry Haywood at
(202) 551-
3345 with any other questions.



FirstName LastNameRobert J. Laikin                       Sincerely,
Comapany NameNovus Capital Corporation II
                                                         Division of
Corporation Finance
December 8, 2021 Page 2                                  Office of
Manufacturing
FirstName LastName